Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lithium Argentina AG ("Lithium Argentina" or the "Company")
310 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2 Date of Material Change

September 15, 2026

Item 3 News Release

A news release with respect to the contents of this report was issued on September 15, 2026, and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR+.

Item 4 Summary of Material Change

On September 15, 2026, the Company closed a US$180 million strategic investment (the "Strategic Investment") from Ganfeng Lithium Group Co., Ltd. ("Ganfeng") in Lithium Argentina through the issuance of a six-year unsecured convertible note (the "Note") with a 4.0% coupon and convertible into common shares of the Company at US$12.50 per share. Net proceeds, together with cash on hand, will be used to repay in full the Company's $259 million convertible notes due January 2027.

Item 5

Item 5.1 Full Description of Material Change

On September 15, 2026, the Company closed the Strategic Investment from Ganfeng through the issuance of the Note.

The Note bears a coupon of 4.0% per annum, matures six years from issuance and is convertible into common shares of the Company at $12.50 per share. Net proceeds, together with cash on hand, will be used to repay in full the Company's $259 million convertible notes due January 2027.

Ganfeng currently owns approximately 9.6% of the Company's issued and outstanding common shares. Assuming full conversion of the Note, Ganfeng would receive 14.4 million additional common shares and would own approximately 16.1% of the Company's common shares on a fully diluted basis.

The Company's joint venture with Ganfeng in respect of the consolidation of the Pozuelos-Pastos Grandes project ("PPG") remains on track to be completed by the end of September 2026.

Item 5.2 Disclosure of Restructuring Transactions

 Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Dan Cherniak
Vice President, Legal and Corporate Secretary
Lithium Argentina AG
310 - 900 West Hastings Street
Vancouver, BC V6C 1E5
778-653-1448
legal@lithium-argentina.com

Item 9 Date of Report

September 25, 2026

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this material change report include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  the anticipated benefits of PPG and the Strategic Investment; the expected use of proceeds from the Strategic Investment, together with cash on hand, to repay, in full, the convertible notes due January 2027, and the anticipated benefits therefrom; the anticipated shareholdings of Ganfeng in the Company following conversion of the Note; the Company's plans and next steps to advance PPG; the Company's plans to support the PPG, including the timing and phasing thereof and the anticipated benefits therefrom; and the Company's balance sheet, net debt, maturity profile and cost of capital and the anticipated flexibility therefrom; and the expected timing of closing of the PPG joint venture.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this material change report, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and Ganfeng; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimated costs for the project or operations; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the anticipated benefits of PPG and the Strategic Investment may not be realized as contemplated, or at all; the Company may not be able to use proceeds from the Strategic Investment, together with cash on hand, or realize the benefits from the intended use, as contemplated, or at all; the Company may not be able to complete the PPG joint venture as contemplated, or at all; the Company's plans and next steps for PPG and PPG may not be implemented as contemplated, or at all; the benefits from the Company's advancement of PPG may not be realized as anticipated, or at all; the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.